

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 1, 2010

Mr. Mark Stevenson
President and Chief Executive Officer
Holloman Energy Corporation
333 North Sam Houston Parkway East, Suite 600
Houston, Texas, 77060

> **Re:** **Holloman Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-52419**

Dear Mr. Stevenson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief